
03056231

NO ACT
P.E 1-30-03
132-2424

Act 33
Section
Rule 144(d)
Public Availability 4-8-03

DC

April 8, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Physica B.V. and Solvay S.A.
Incoming letter dated January 30, 2003

Based on the facts presented, we agree that the holding period for the shares of ArQule, Inc. transferred from Physica to Solvay, will be deemed, for purposes of rule 144(d)(1), to have begun at the time the shares were acquired by Physica. This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion.

Sincerely,



Jonathan A. Ingram
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2003

Roger K. Harris
Fulbright & Jaworski LLP
1301 McKinney
Suite 5100
Houston, Texas 77010-3095

Re: Physica B.V. and Solvay S.A.

Dear Mr. Harris:

In regard to your letter of January 30, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
1301 MCKINNEY, SUITE 5100
HOUSTON, TEXAS 77010-3095
WWW.FULBRIGHT.COM

RHARRIS@FULBRIGHT.COM
DIRECT DIAL: (713) 651-5517

TELEPHONE: (713) 651-5151
FACSIMILE: (713) 651-5246

January 30, 2003

BY FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Jonathan Ingram

Re: No-Action Requested by Physica B.V. and Solvay S.A. — Rule 144(d)

Ladies and Gentlemen:

On behalf of Physica B.V., a Netherlands corporation ("Physica"), and Solvay S.A. , a Belgium corporation ("Solvay"), we respectfully request the concurrence of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") with our opinion that, under Rule 144(d) under the Securities Act of 1933, as amended, Solvay may tack Physica's holding period with respect to 907,734 shares of common stock of ArQule, Inc., a Delaware corporation ("ArQule"), held by Physica. Physica is an indirect, wholly owned subsidiary of Solvay. This letter amends and replaces our letter dated September 9, 2002, to you regarding this matter.

Background

Physica purchased 1,800,000 shares of ArQule's Series B Convertible Preferred Stock in November 1995 in connection with the establishment of a business relationship between ArQule and Physica. ArQule issued an additional 15,468 shares of the Series B Preferred to Physica in April 1996 pursuant to an anti-dilution provision. At the time of issuance, the Series B Preferred was convertible into ArQule's common stock on a one-for-one basis. The terms of the Series B Preferred provided that it would automatically convert to common stock in the event of an initial public offering by ArQule.

In early October 1996, ArQule effected a one-for-two reverse split of their common stock, resulting in the Series B Preferred becoming convertible into common stock on the basis of one share of common stock for two shares of the Series B Preferred.

Later in October 1996, ArQule effected their initial public offering, resulting in the automatic conversion of the Series B Preferred into common. The 1,815,468 shares of Series B Preferred held by Physica converted into 907,734 shares of ArQule's common stock (the "Shares"), which represented approximately 10% of the shares of ArQule's common stock then outstanding. The Shares represent approximately 4.3% of the shares of common stock of ArQule currently outstanding and are "restricted securities" within the meaning of Rule 144(a).

In connection with Physica's initial acquisition of ArQule's Series B Preferred in 1995 and at all times since then, Physica and certain of its affiliates have maintained a business relationship with ArQule, currently under an Amended and Restated Research, Development and License Agreement between ArQule and Solvay Pharmaceuticals B.V. In addition, at all times since 1995 and in accordance with their business relationship, a designee of Solvay has served on ArQule's board of directors; an officer of Solvay Pharmaceuticals Inc. currently serves on ArQule's board. Both Solvay Pharmaceuticals B.V. and Solvay Pharmaceuticals Inc. are indirect wholly owned subsidiaries of Solvay and, therefore, sister companies of Physica. Although Physica no longer holds more than 5% of the shares of ArQule's common stock currently outstanding due to additional issuances of common stock by ArQule since 1995, Physica and Solvay could be (and for purposes of this discussion we have assumed that they would be) deemed to be "affiliates", as defined in Rule 144, of ArQule by virtue of the Solvay designee serving on ArQule's board of directors.

For financial structure reasons, Physica wishes to transfer the Shares to Solvay in exchange for an intra-consolidated group transfer of cash. Physica and Solvay have requested our opinion as to whether Solvay may tack Physica's holding period with respect to the Shares.

Discussion

Our opinion, based on the foregoing facts, is that Solvay may tack Physica's holding period, because the transfer would not result in a shift outside the Solvay consolidated group of the economic risk with respect to the Shares. Physica has, at all times since 1995, been a wholly owned subsidiary of Solvay. Accordingly, Solvay has, at all times since Physica acquired the Shares, been the ultimate beneficial owner of the Shares.

Rule 144(d)(1) provides that at least "one year must elapse between the later of the date of the acquisition of the securities from the issuer or from an affiliate of the issuer, and any resale of such securities in reliance" on Rule 144. Accordingly, a transferee of restricted securities would not normally be allowed to tack the holding period of a transferor that is an affiliate of the issuer.

In Question 33 of Resale of Restricted Securities; Interpretation of Rules, Securities Act Release No. 33-6099, Fed. Sec. L. Rep. (CCH) ¶ 2705H, at 2819-3 (August 2, 1979) (the "Release"), however, the Staff stated that tacking would be permitted in certain circumstances, such as when a corporation transfers without consideration restricted shares held in its investment portfolio to one of its wholly owned subsidiaries. The Release went on to say that tacking was permitted in that situation, because there was "no shift in the economic risk of the investment in the restricted securities."

The Staff has considered other similar situations in which it concurred that a transferee may tack the holding period of the transferor where the transferee and transferor shared a 100% control relationship. In PaineWebber Capital Inc., SEC No-Action Letter, [1988—1989 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 78,831, at 78,237 (July 19, 1988), the Staff concurred that PaineWebber Capital Inc. ("PWC") could tack the holding period of its affiliate, Rotan Mosle Investments Inc. ("RMI") with respect to shares of H.M.S.S., Inc. PWC and RMI were both wholly owned subsidiaries of PaineWebber Group Inc. ("Group"). RMI sold shares of H.M.S.S., Inc. to PWC in an intra-company transaction. PWC's counsel reasoned that the "person" for whose account the H.M.S.S. shares were sold was Group, that Group had borne the economic risk of holding the shares by virtue of its 100% ownership of both PWC and RMI, and that the sale of the shares by RMI to PWC did not result in the shift of economic risk of investment in the shares. See also Abingworth Limited, SEC No-Action Letter, [1981—1982 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 77,109, at 77,813 (January 15, 1982) (parent may tack holding period of subsidiary upon transfer of restricted securities in connection with corporate reorganization) and Hellman, Gal Investment Associates, SEC No-Action Letter, [1981 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 76,799, at 77,224 (January 19, 1981) (parent may tack holding period of subsidiary upon transfer of restricted securities in connection with liquidation of subsidiary).

More recently, in Intuit Inc., SEC No-Action Letter, [1999—2000 Transfer Binder] Fed. Sec. L. Rep.(CCH) ¶ 77,678, at 76,475 (January 19, 2000), the Staff agreed that Intuit's wholly owned subsidiaries could tack Intuit's holding period when Intuit transferred restricted securities of affiliated third parties to Intuit's subsidiaries in exchange for shares of the subsidiaries' common stock or as a capital contribution without consideration.

It is our opinion that, under the reasoning of the Release and the no-action letters referred to above, Solvay should be able to tack Physica's holding period with respect to the Shares, notwithstanding that Solvay and Physica may be deemed to be affiliates of ArQule and that consideration may be paid in the form of an intra-company transfer of cash. In Question 33 of the Release, the Staff explained that tacking would be allowed in certain situations where there was "no shift in the economic risk of the investment in the restricted securities." In the Intuit letter, the Staff confirmed that its interpretation under Question 33 had not been changed by subsequent amendments to Rule 144.

We recognize that neither Question 33 of the Release nor the Intuit letter referred to above specifically addresses the transfer of restricted securities for cash between companies in a 100% control relationship. It is our opinion, however, that even though consideration may be "paid" to the transferor in a transaction between parent and wholly owned subsidiary in the form of an intra-company cash transfer, there is still "no shift in the economic risk of the investment in the restricted securities" away from the ultimate beneficial owner, in this case, Solvay.

Nor does the PaineWebber letter specifically permit tacking in situations in which the transferor may be deemed to be an affiliate of the issuer of the restricted securities and the transferee apparently paid cash consideration to its sister company transferor. In light of the reasoning applied in the Release and the no-action letters referred to above, it is our opinion that where the transferor and transferee are wholly owned subsidiary and parent, the fact that intra-company consideration is paid does not change the economic risk of the parent company in the restricted securities and should not change the analysis with respect to the transfer of the Shares from Physica to Solvay. Similarly, the fact that Physica and Solvay may be deemed to be affiliates of Arqule should not cause a new holding period to begin upon a transfer to Solvay. No purpose of the Rule 144 holding period is served by causing Solvay to begin a new holding period. Solvay has already beneficially owned the Shares since 1995, far longer than the requisite holding period under Rule 144. During that time, Solvay has been an affiliate of ArQule by virtue of nearly identical facts, circumstances and relationships regarding ArQule as Physica. In other words, the relationship that makes Solvay and Physica affiliates of ArQule has remained the same.

Conclusion and Request

For the foregoing reasons, we respectfully request that the Staff confirm our opinion that Solvay may tack Physica's holding period of the Shares under Rule 144, and that a new holding period need not begin upon transfer of the Shares from Physica to Solvay.

If additional information is required, please feel free to contact me at 713/651-5517. In the event the Staff is not inclined to respond favorably to this request, we would appreciate the opportunity to discuss your concerns before receiving you written response.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of this letter in the self-addressed stamped envelope enclosed.

Very truly yours,



Roger K. Harris